

07002628

SECURIT[...]ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECE[IVED] FEB 27 2007 WASH. D.C. 156

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SEC FILE NUMBER

8- 45375

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2006__ AND ENDING __12/31/2006__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cole Capital Corporation**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2555 East Camelback RD Suite 400
(No. and Street)

Phoenix   AZ   85016
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Blair Koblenz 602 778-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen LLP
(Name – if individual, state last, first, middle name)

401 N 44th Street Suite 300 Phoenix AZ 85008
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 06 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Blair D. Koblenz_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Cole Capital Corporation_____ , as of _____December 31_____ , 20__06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public State of Arizona
Maricopa County
Christian G Sorgel
My Commission Expires
04/29/2010

_____
Signature

President

_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cole Capital Corporation
Table of Contents
December 31, 2006

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 7
Supplementary Information	8
Schedule 1 - Computation of Net Capital Under Rule 15c3-1	9
Schedule 2 - Information for Possession or Control Requirements Under Rule 15c3-3 and Computation for Determination of the Reserve Requirements of Rule 15c3-3 - Exempted by Order of the Commission	10
Independent Auditor's Report on Internal Control	11 - 12

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

McGladrey & Pullen, LLP
501 North 44th St., Suite 300
Phoenix, AZ 85008-6536
O 602.636.6001
www.mcgladrey.com

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

We have audited the accompanying statement of financial condition of Cole Capital Corporation (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 22, 2007

Cole Capital Corporation
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$	912,385
Prepaid expenses		26,841
Accounts receivable		18,056
	$	957,282

Liabilities and Stockholder's Equity

Liabilities
Accrued expenses	$	241,870

Stockholder's equity
Common stock, no par value; authorized 1,000,000 shares;

13,600 shares issued and outstanding	13,600
Contributed capital	3,539,000
Accumulated deficit	(2,837,188)
	715,412
$	957,282

Cole Capital Corporation
Statement of Operations
Year Ended December 31, 2006

Revenue
Broker-dealer commissions	$ 19,023,037
Dealer manager and service fees	4,120,605
Marketing, due diligence and other	868,919
	24,012,561

Operating expenses
Broker-dealer commissions	19,023,037
Wholesale commissions and other compensation	4,801,006
Other	1,594,490
	25,418,533

Net loss $ (1,405,972)

Cole Capital Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2005	13,600	$ 13,600	$ 1,989,000	$ (1,431,216)	$ 571,384
Contributions from stockholder			1,550,000		1,550,000
Net loss				(1,405,972)	(1,405,972)
Balance, December 31, 2006	13,600	$ 13,600	$ 3,539,000	$ (2,837,188)	$ 715,412

Cole Capital Corporation
Statement of Cash Flows
Year Ended December 31, 2006

Operating activities

Net loss	$ (1,405,972)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in assets	
Prepaid expenses	5,229
Accounts receivable	11,652
Increase in liabilities	
Accrued expenses	203,161
Net cash used in operating activities	(1,185,930)
Financing activities	
Contributions from stockholder	1,550,000
Net cash provided by financing activities	1,550,000
Net increase in cash and cash equivalents	364,070
Cash and cash equivalents	
Beginning of year	548,315
End of year	$ 912,385

Note 1   Nature of Business and Significant Accounting Policies

Nature of Business

Cole Capital Corporation (the Company) is licensed to operate as a broker-dealer, under the Securities Exchange Act of 1934. The Company's principal business is to act as the sales agent or dealer manager for the private placement of real estate limited partnerships and other securities offered by affiliates of the Company (the Offerings).

Summary of Significant Accounting Policies

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. A summary of significant accounting policies is as follows:

Cash and Cash Equivalents—For purposes of these financial statements, the Company considers all highly liquid investment instruments purchased with a maturity date of three months or less to be cash equivalents.

Revenue Recognition—Commission, marketing and due diligence revenue is recognized on the date the investor acquires an interest in the offerings. Such revenues are defined in the private offering memorandums of such Offerings.

Income Taxes—The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for income taxes is included in the financial statements.

Concentration of Credit Risk—The Company maintains its cash in bank deposit accounts, which at times, significantly exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2   Accrued Expenses

Accrued expenses consist primarily of commissions payable to the Company's registered representatives for capital raised in securities offerings of affiliates of the Company.

Note 3   Related Party Transactions

Revenue—Substantially all revenue is earned by the Company for introducing investors to various investment programs. For the year ended December 31, 2006, these investment programs were a real estate investment trust (REIT), tenant-in-common (TIC) investments, Delaware Statutory Trusts (DST) investments and collateralized promissory notes (the Notes). The advisor of the REIT, the sponsor of the TIC and DST programs, and the issuer of the Notes are affiliated with the Company through common management and control.

Expenses—For the year ended December 31, 2006, the Company paid $517,500 in management fees to a company affiliated through common management and control. This affiliate provided office space, administrative, management, and payroll services to the Company.

Note 4   Net Capital Rule

Pursuant to the net capital provisions of rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and a net capital requirement of $670,515 and $16,125, respectively, which was $654,390 in excess of its required net capital. The Company's net capital ratio was 0.36 to 1.

Supplementary Information

Cole Capital Corporation
Schedule 1
Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Total stockholder's equity	$ 715,412
Less deductions and/or charges - prepaid expenses and accounts receivable	44,897
Net capital	670,515
Minimum net capital requirement	16,125
Excess net capital	$ 654,390
Aggregate indebtedness - accrued expenses	$ 241,870
Ratio of aggregate indebtedness to net capital	0.36 to 1

Note: The above computations do not differ from the computation of net capital under SEC Rule 15c3-1 as of December 31, 2006 as filed by the Cole Capital Corporation in its unaudited Focus Report filing. Accordingly, no reconciliation is deemed necessary.

Cole Capital Corporation

Schedule 2
Information for Possession or Control Requirements Under Rule 15c3-3 and Computation for Determination of the Reserve Requirements of Rule 15c3-3 - Exempted by Order of the Commission
December 31, 2006

The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, is exempt from the computation of cash reserve requirements for brokers and dealers.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

McGladrey & Pullen, LLP
501 North 44th St., Suite 300
Phoenix, AZ 85008-6536
O 602.636.6001
www.mcgladrey.com

To the Stockholder
Cole Capital Corporation
Phoenix, Arizona

In planning and performing our audit of the financial statements of Cole Capital Corporation (the Company) for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry any securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2)   Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal contrl that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as descibed in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 22, 2007

